Exhibit 99.2

PRESS RELEASE

Denmark: TotalEnergies Welcomes a Partner and Future
Customer in the Bifrost CCS Project

Paris, October 2, 2025 – TotalEnergies, through its affiliate TotalEnergies E&P Denmark, has entered into a Farm-Down Agreement with CarbonVault, the Danish affiliate of the German cement producer SCHWENK. Under this agreement, TotalEnergies E&P Denmark will hold a 45% interest in the Bifrost Carbon Capture and Storage (CCS) Project as the operator, alongside CarbonVault (35%) and Nordsøfonden (20%).

The Bifrost Project, which comprises two CO2 offshore storage licenses located approximately 200 kilometers west of the Danish coast, is part of TotalEnergies’ North Sea CCS portfolio.

SCHWENK is committed to the decarbonization of its activities in Europe and chose Bifrost to be its preferred solution to store its future emissions. This partnership within the Bifrost Project illustrates how TotalEnergies can contribute to its customers’ own emissions reduction by combining the decarbonization roadmap of an industrial emitter with the capabilities of a CCS developer.

“We look forward to working with our new partner to ensure the successful deployment of the Bifrost Project, a cornerstone of Denmark’s national ambition to establish a European hub for CO2 storage,” said Arnaud Le Foll, Senior Vice-President New Business - Carbon Neutrality at TotalEnergies.

Completion of the transaction is subject to customary conditions, including regulatory approvals.

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About TotalEnergies and Carbon Capture and Storage

TotalEnergies’ focus is first to avoid emissions and then to reduce them by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For its residual emissions and the emissions of its customers, the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to enable significant decarbonization of European businesses through projects such as Northern Lights in Norway, NEP in the United Kingdom, Bayou-Bend in the US, Aramis in the Netherlands and Bifrost in Denmark.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).